RECEIVED

2007 JUN -5 A

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

LEGAL SERVICES
SINCE 1907

07024092

Reykjavik, May 29 2007
File no. 90-07-0158

PROCESSED

JUN 0 7 2007

THOMSON
FINANCIAL

42 New Broad Street
London EC2M 1JD
+44 (0) 207 920 3000
+44 (0) 207 920 3099

Efstaleiti 5
IS-103 Reykjavík
Iceland
+354 5 400 300
+354 5 400 301

logos@logos.is
www.logos.is

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "<u>SEC</u>") was made on behalf of Actavis Group hf. (the "<u>Company</u>") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

SUPPL

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (May 10, 2007): Actavis Group hf. announces **Actavis Group hf. Company Announcement - Moved to Observation List**. (enclosed).

2. News release (May 11, 2007): Actavis Group hf. announces **Market making temporarily ceased.** (enclosed)

3. News release (May 11, 2007): Actavis Group hf. announces **Directors of Actavis to review takeover bid and obtain fairness opinion.** (enclosed)

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Ólafur Arinbjörn Sigurðsson, Partner
LOGOS legal services

2007-05-11 10:21:14

Actavis Group hf. Company Announcement - Market making temporarily ceased

Landsbanki and Actavis Group hf. and Kaupthing Bank and Actavis Group hf. have agreed that Landsbanki's and Kaupthing Banks´s market making in Actavis Group's shares will as May 10, 2007 be temporarily ceased until further notice, due to voluntary takeover offer announced on May 10, 2007.

2007-05-10 14:32:18

Actavis Group hf. Company Announcement - Moved to Observation List

Actavis Group hf. (International pharmaceutical company specializing in the
development and sales of generic pharmaceuticals) symbol ACT, has been moved to
observation list due to voluntary takeover offer.

2007-05-11 18:10:27

Actavis Group hf. Company Announcement - Directors of Actavis to review takeover bid and obtain fairness opinion

Reykjavik, Iceland, 11 May 2007 — Actavis Group (OMX: ACT) announces that the expected voluntary takeover offer made by Novator, an investment vehicle led by the Chairman of Actavis, Bjorgolfur Thor Bjorgolfsson, is to be reviewed by directors on the Board of the Company. In addition, a fairness opinion will be sought from an independent advisor after a formal binding bid has been published to shareholders.

Actavis announced on 10 May that a voluntary offer had been made by Novator with the intention of acquiring the entire A class shares of Actavis at a priceof EUR0.98 per share (equals to ISK85.23 per share, based on Icelandic Central Bank Fixing Exchange Rate for Euro on 9 may).

The directors will evaluate the offer and give its recommendation to shareholders, based on the fairness opinion of the independent advisor, includes Sindri Sindrason, Magnus Thorsteinsson and Baldur Gudnason (alternate director of the Board). Actavis Chairman Bjorgolfur Thor Bjorgolfsson, Andri Sveinsson and Actavis CEO, Robert Wessman, will not be involved in the recommendation that will be made to shareholders.

A further announcement will be made to the market as soon as the fairness opinion has been obtained and considered by the Directors.

For further information:
Actavis Group
Halldor Kristmannsson, VP Corporate Communications
(+354) 535-2300 / 840-3425
hkristmannsson@actavis.com

About Actavis Group
Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in more than 30
countries, with over 11,000 employees. The Company's market capitalization is
approximately EUR3.3bn and it's listed on the OMX Exhange in Iceland. For
further information, visit www.actavis.com

END